UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number 001-36433

GasLog Partners LP

(Translation of registrant’s name into English)

c/o GasLog Monaco S.A.M.

Gildo Pastor Center

7 Rue du Gabian

MC 98000, Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

The press release issued by GasLog Partners LP on April 28, 2016 relating to its results for the three-month period ended March 31, 2016 and the related financial report are attached hereto as Exhibits 99.1 and 99.2, respectively.

INCORPORATION BY REFERENCE

Exhibits 99.2, including Appendix A thereto, 99.3, 99.4, 99.5 and 99.6 to this Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3 (File No. 333-204616), filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2015, and the registration statement on Form S-8 (File No. 333-203139), filed with the SEC on March 31, 2015, in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated April 28, 2016

99.2	Financial Report for the Three Months Ended March 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Unaudited Condensed Consolidated Financial Statements

Appendix A: Supplemental Partnership Performance Information

99.3	Senior Facility Agreement dated February 18, 2016, relating to a $396,500,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V. as mandated lead arranger and original lender, Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank, National Australia Bank Limited as original lenders and DNB Bank ASA, London Branch as agent and security agent.(1)*

99.4	Junior Facility Agreement dated February 18, 2016, relating to a $180,000,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V. as mandated lead arranger and original lender, Commonwealth Bank of Australia, ING Bank N.V., London Branch, as original lenders and DNB Bank ASA, London Branch as agent and security agent.(1)*

99.5	Form of Corporate Guarantee between GasLog Partners LP and DNB Bank ASA, London Branch (provided in respect of the Junior Facility Agreement and the Senior Facility Agreement, each dated February 18, 2016).(1)

99.6	Form of Corporate Guarantee between GasLog Ltd. and DNB Bank ASA, London Branch (provided in respect of the Junior Facility Agreement and the Senior Facility Agreement, each dated February 18, 2016).(1)

(1)	Previously filed as an exhibit to GasLog Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2015 (File No. 001-35466), filed with the SEC on March 14, 2016, and hereby incorporated by reference to such Annual Report.

*	Confidential material has been redacted and complete exhibits have been separately filed with the SEC.
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2016

GASLOG PARTNERS LP

	by	/s/ Andrew Orekar
		Name:	Andrew Orekar
		Title:	Chief Executive Officer
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